Companies Ordinance
Company limited by shares

Memorandum of Association

Of:

Scopus Video Networks Ltd.

1.	The name of the Company is:

Scopus Video Networks Ltd.

2.	Subject to any limitations under the Company’s Articles of Association, the Company shall engage in any legal occupation and/or business

3.	The liability of the members is limited.

4.	The share capital of the Company is as determined in the Company’s Articles of Association.

5.
The general shareholders meeting of the Company may amend this Memorandum of Association by an ordinary resolution approved by more than 50% the votes of the shares entitled to vote and voting in person or by proxy at such meeting.